

SPTZ

Spitz MN Inc.
Small Business Bond™

Bond Terms:

Bond Yield: 9.00%

Target Raise Amount: $124,000

Offering End Date: June 4, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Spitz MN Inc.

Founded: December 7, 2015

Address:

518 E. Hennepin Ave

Minneapolis, MN 55414

Industry: Limited-Service Restaurants

Employees: 20

Website: www.spitzrestaurant.com

Use of Funds Allocation:

If the maximum raise is met:

$97,960 (79.00%) – of the proceeds will go towards new location construction
$20,460 (16.50%) – of the proceeds will go towards equipment purchases
$5,580 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 21,400 Followers

SMBx



Business Metrics:

	FY21	FY22
Total Assets	$377,122	$415,515
Cash & Cash Equivalents	$244,226	$232,622
Accounts Receivable	$13,896	$26,709
Short-term Debt	$41,969	$95,382
Long-term Debt	$98,143	$0
Revenue	$1,730,686	$2,015,331
Cost of Goods Sold	$844,251	$545,412
Taxes	$0	$0
Net Income	$217,277	$221,123

Recognition:

Spitz MN Inc. (DBA Spitz) was named after the classic vertical method for broiling proteins that ensures a flavorful rich taste, Spitz has grown to be more than just award winning food, great drinks, local craft beer and vibrant street art – they're now a part of the community. The first Spitz location in Minnesota has been a huge success, prompting us to plan a second location in Woodbury. The capital raised will be used to build out the new location, including kitchen equipment, furniture, and decor that make Spitz a unique dining experience.

About:

Spitz MN Inc. (DBA Spitz) started as a simple concept. Two college kids from Minnesota and Utah, who wanted to bring a healthier, modern take on the Mediterranean food ubiquitous in the streets of Europe, to cities across America. Now found nationwide and building a second location in Minnesota, Spitz has received rave reviews in publications around the country, including the Los Angeles Times. A favorite amongst students, families, locals and visitors alike, the secret to our success has been our belief that quality ingredients working together yield quality results.

For more information, contact our Customer Support Team at support@thesmbx.com

